September 23, 2016

BY EDGAR

Division of Corporation Finance

Mail Stop 3561
United States Securities and Exchange Commission
Washington, D.C. 20549

Attention:  William H. Thompson, Accounting Branch Chief, Office of Consumer Products

Re:         Atlantic Power Corporation

Form 10-K for Fiscal Year Ended December 31, 2015

Filed March 7, 2016

Definitive Proxy Statement on Schedule 14A

Filed April 29, 2016

File No. 1-34691

Dear Mr. Thompson:

This letter is submitted on behalf of Atlantic Power Corporation (the “Company”) in response to the comments in the letter dated September 13, 2016 (the “Comment Letter”) from William H. Thompson of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to James J. Moore, President and Chief Executive Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the Commission on March 7, 2016 (the “2015 Form 10-K”) and the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on April 29, 2016 (the “Proxy Statement”). The responses to the Staff’s comments are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly. Except as otherwise noted, all dollar amounts set forth in this letter are stated in United States dollars.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

1.              Please include a discussion of known trends, demands, commitments, events, or uncertainties that will have or are reasonably likely to have a material impact on your financial condition, operating performance, revenues or income, or result in your liquidity decreasing or increasing in any material way. For example, we note the decline in project income and increased impairment charges for each of the past two years. If material, please discuss these trends. Refer to Item 303 of Regulation S-K and the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960.

Response to Comment No. 1

We believe that our presentation of Management’s Discussion and Analysis of Financial Condition (MD&A) and Results of Operations complies with Item 303 of Regulation S-K and the Commission’s Guidance

Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960.

On pages 48 and 49 under the heading of Performance highlights, we discuss the most significant factors resulting in the decrease in consolidated revenues in 2015 from fiscal year 2014. These factors include the impacts of expiring contracts, lower fuel costs, the water conditions at our Hydro facilities and the fluctuations of the exchange rate between the U.S. and Canadian dollars. Furthermore, we discuss the impact of impairment charges and earnings from our investments in unconsolidated affiliates had on Project Income, our primary operating measure. On page 49, we alert the readers of our MD&A that a “detailed discussion of project income (loss) by segment is provided in Consolidated Overview and Results of Operations below.”

Please also note that on pages 49 through 51, we discuss under the heading Factors that may influence our results, that our business is most impacted by the expiration of our power contracts (“PPAs”). We therefore discuss the time horizon over which our PPAs are set to expire and that the next expirations will be at our North Bay and Kapuskasing projects in Ontario at year-end 2017. We also note that some of our projects have exposure to market power and fuel prices and provide details about our Selkirk, Morris and Chambers projects, where we have the most significant exposure to market power prices. We note that when our revenue and fuel contracts at projects expire, we may not be able to sell power or procure fuel under new arrangements that provide the same level or stability of project cash flows and that the impact of this re-contracting is subject to market conditions at the time new PPAs are executed.

On page 77, under the heading of Critical Accounting Policy and Estimates, we provide significant detail of our evaluation and drivers of our recorded long-lived asset and goodwill impairments. We disclose that we consider trends when evaluating both long-lived assets and goodwill for impairment. For example, when evaluating long-lived assets for impairment, we consider the business climate, including current energy and market conditions, environmental regulation, the condition of assets, and our ability to secure new PPAs. When evaluating goodwill, we note that indicators of an impairment may include a prolonged decline in market capitalization, deterioration in general economic conditions, adverse changes in the market in which a reporting unit operates, decreases in energy or capacity revenues as the result of re-contracting or increases in input costs that have a negative effect on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among others.

We have historically taken the approach of describing the most material impacts to our statements of operations in summary format and providing more detailed disclosure in our segment discussion. We believe this approach is the most effective method of providing the reader with the appropriate level of information to assess the financial performance of our individual projects. Our Company owns a diverse fleet of power generating assets by fuel type (natural gas, biomass, coal and hydro) operating in various geographic locations in the United States and Canada. Each of these projects operate under PPAs and are subject to conditions that results in the financial performance varying significantly from project to project. These factors are disclosed in detail on pages 54 and 55 for fiscal year 2015.

While we propose to continue our detailed discussion by project and segments in the Consolidated Overview and Results of Operations, we will expand our discussion of trends impacting our financial performance on a consolidated basis under Performance highlights in future filings we make with the Commission beginning with our Quarterly Report on Form 10-Q for the period ended September 30, 2016.

Item 8. Financial Statements and Supplementary Data

5. Equity method investments in unconsolidated affiliates, page F-24

2.              We note that distributions from unconsolidated affiliates exceed equity in earnings from unconsolidated affiliates for each year presented. We also note your disclosure in Note 2(j) that cash flows from equity investees are considered a return of capital when distributions are generated from proceeds of either the sale of an investment in its entirety or a sale by the investee of all or a portion of its capital assets. Please tell us whether aggregate distributions from equity method investees exceed aggregate equity in earnings of unconsolidated affiliates, and why your accounting policy related to returns of capital complies with GAAP citing the authoritative guidance you applied.

Response to Comment No. 2

Please reference our response to Comment No. 38 in our letter dated May 26, 2010 in response to comments in the letter dated May 12, 2010 from H. Christopher Owings of the staff of the Securities and Exchange Commission with respect to the Company’s Registration Statement on Form 10-12B filed with the Commission on April 13, 2010.

The Company’s aggregate distributions from equity method investees exceed aggregate equity in earnings of unconsolidated affiliates. Page F-24 of the 2015 Form 10-K shows that “Deficit in earnings of equity method investments, net of distributions” for the years ended December 31, 2015, 2014 and 2013 was negative $21.8 million, negative $50.7 million and negative $15.1 million, respectively. This deficit exists because the Company’s equity method investments record significant non-cash items such as mark-to-market adjustments that reduce their income to a loss, but otherwise record positive operating cash flows that can be distributed to the Company.

In response to the Staff’s comment, we note that our investments in unconsolidated affiliates recorded under the equity method of accounting are made for the same purpose and using substantially the same criteria as our investments in consolidated affiliates. We hold these investments for the long-term and generally participate in the management of these entities in the same manner as we do our consolidated subsidiaries, subject to any limitations on our rights contained in the partnership agreements of these entities. The cash flows that are distributed to us from these unconsolidated affiliates are directly related to the operations of the affiliates’ power producing assets. For these reasons, we consider distributions in excess of equity method earnings to be the “cash earnings” of these affiliates, which are available for distribution to the Company and therefore appropriately classified as cash flows from operating activities.

In accordance with FASB ASC 230-10-45-12b, we record the return of our investments in equity investees as investing cash flows. We consider cash flows from equity investees as a return of capital when such distributions are generated from proceeds of either the sale of our investment in its entirety or a sale by the investee of all or a portion of its capital assets. For example, we recorded $326.3 million in proceeds from the sale of assets and equity investments in cash flows provided by investing activities for the year ended December 31, 2015. This amount was comprised of our sale of our entire investment in our portfolio of wind projects (as disclosed on page F-20 of the 2015 Form 10-K), which included both consolidated projects and equity method projects. Idaho Wind and Goshen North, both accounted for under the equity method, were a component of the sale and the disclosed $326.3 million.

We note that there has been diversity in practice in how cash receipts from equity method investments are presented and classified in the statement of cash flows under ASC 230, Statement of Cash Flows. The Financial Accounting Standards Board recently addressed this issue in its Accounting Standards Update No. 2016-15 (ASU 2016-15) in August 2016. ASU 2016-15 requires an entity to make a policy election to classify distributions received from equity method investees using either the cumulative earnings approach or the nature of distributions approach. These changes are effective for the Company for the fiscal year beginning after December 15, 2017. Our policy for the classification of distributions from equity method investments is consistent with the nature of distributions method under ASU 2016-15 and we will disclose this policy election in our upcoming Annual Report on Form 10-K for the year ended December 31, 2016.

3.              We note your percentage ownership of the Frederickson project exceeds 50%. Please tell us and disclose in future filings why you do not control and consolidate the Frederickson project.

Response to Comment No. 3

The Company considered Frederickson under the variable interest entity (VIE) model and determined that it did not meet the definition of a VIE under ASC 810. Frederickson is not a thinly capitalized entity, its equity holders possess voting rights over the activities of the entity that matter and the equity holders are exposed to the residual losses or benefits that one would normally associate with equity investors. Because Frederickson is not a VIE, we analyzed the entity utilizing the voting interest entity model for consolidation under ASC 810. Although our direct ownership of the project is 50.15%, financial control does not rest with the majority owner. The Frederickson entity is organized under a joint ownership agreement. Under the terms of that agreement, the two owner parties have joint control and substantive participating rights through the structure of its Owner’s Committee. Each party has equal representation on this committee and unanimous consent is required over all significant decisions of the entity. These significant decisions include, but are not limited to, (i) approval of the annual operating plan, annual operating budget, annual capital budget and five year forecasts, (ii) approval of all expenditures in excess of the approved budget, (iii) adoption of procedures intended to govern the operation and conduct of the facility, and (iv) entering into, amending, supplementing or terminating any project agreement. Disputes between the owners for these significant decisions are subject to independent arbitration. Accordingly, since we do not control the project, Frederickson is accounted for under the equity method of accounting.

We will disclose our assessment specific to the financial control of Frederickson in the footnotes to our consolidated financial statements in future Annual Reports on Form 10-K that we file with the Commission, beginning with the Annual Report on Form 10-K for the year ended December 31, 2016.

11. Long-term debt

Senior Secured Credit Facilities, page F-33

4.              We note that the senior secured credit facilities includes restrictions on the Partnership’s ability to make dividend payments or other distributions subject to customary carve-outs and exceptions and various thresholds. Please tell us the most significant restrictions on the ability of the Partnership to make dividends or distributions and what consideration you gave to providing the disclosures required by Rule 4-08(e)(3) if restricted net assets of consolidated and unconsolidated subsidiaries and the parent’s equity in undistributed earnings of equity method investees together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.

Response to Comment No. 4

The covenants contained in the Senior Secured Credit Facilities (in particular, Sections 6.4 and 6.5 thereof) do not restrict the Partnership’s’ issuer subsidiaries from transferring net assets to the Partnership in the form of loans, advances or cash dividends without the consent of a third party and, therefore, no disclosure is required by Rule 4-08(e)(3) of Regulation S-X. Separately, under the terms of the Credit Agreement, the Partnership was subject to two financial covenants: (i) a leverage ratio, which required to total consolidated debt of the Partnership to not exceed Adjusted EBITDA by a ratio of 5.25:1.00 and (ii) an interest coverage ratio, which required Adjusted EBITDA of the Partnership to exceed cash interest expense by a ratio of 2.50:1.00 at December 31, 2015. Failure to meet these financial covenants results in an event of default under the Credit Agreement. These ratios were disclosed on page F-33 of our Annual Report on Form 10-K. The Partnership was in compliance with these covenants at December 31, 2015.

We note that on pages F-33 and F-34 that we disclose that the Credit Agreement includes customary restrictions and limitations on the Partnership’s and its subsidiaries’ ability to make dividend payments or other distributions. However, this language was meant to disclose the consequences of an event of default resulting from a failure to comply with the financial covenants set forth above, and not a separate dividend restriction. Accordingly, we did not include the Partnership in our restricted net assets test under Rule 4-08(e)(3).

Additionally, as disclosed in our Quarterly Report on Form 10-Q for the three and six months ended June 30, 2016, on April 13, 2016, the Company entered into new senior secured credit facilities under which we redeemed in whole, the Partnership’s senior secured term loan. As part of our disclosure relating to the  new senior secured credit facilities in future Annual Reports on Form 10-K that we file with the Commission, beginning with the Annual Report on Form 10-K for the year ended December 31, 2016, we expect to provide disclosure of the material covenants contained in the new  credit agreement, and clarify that the “customary restrictions and limitations on the Borrower’s and its subsidiaries’ ability to make dividend payments and other distributions” relates to the consequences of an event of default.

As disclosed on page F-34 of the 2015 Form 10-K, certain of the Company’s other consolidated and unconsolidated subsidiaries have project level non-recourse debt and, as a result, are subject to debt service coverage covenants that can prevent or limit distribution of cash to the Company. In consideration of Rules 4-08(e)(3) of Regulation S-X, the Company did not disclose restricted net assets, which totaled $70.8 million, because the total of restricted net assets of consolidated and unconsolidated subsidiaries and, in the case of Rule 4-08(e)(3), the

Company’s equity in the undistributed earnings of its equity method investments, was less than 25% of consolidated net assets.

12. Convertible debentures, page F-35

5.              We note that the conversion price of most of the convertible debentures is denominated in Canadian dollars while the conversion price of the convertible debentures issued on July 5, 2012 is denominated in US dollars. As such, it appears the conversion feature embedded in the debentures issued in July 2012 is not indexed to your own stock and should be separated from the host contract and accounted for as a derivative pursuant to ASC 815. Please tell us how you accounted for the embedded conversion features and the basis in GAAP for your accounting.

Response to Comment No. 5

The Company’s functional and reporting currency is the U.S. dollar. The convertible debentures issued on July 5, 2012 are denominated in U.S. dollars, as is the conversion price. Under ASC 815, the conversion feature is indexed to the Company’s stock and accordingly should not be separated from the host contract and accounted for as a derivative.

However, the price of the conversion feature of the Company’s convertible debentures denominated in Canadian dollars is not indexed to our stock, and under ASC 815 should be separated from the host contracts and recorded as a derivative. These debentures include our 6.5% debentures due October 2014, our 6.25% debentures due March 2017, our 5.6% debentures due June 2017 and our 6.0% debentures due December 2019. The Company made a non-GAAP policy election at the inception of these instruments not to record the derivative. The Company made this election based on our assessment of materiality at inception and our assessment of materiality in each reporting period since inception. Our materiality assessment is based on the following qualitative and quantitative factors: (i) the estimated fair value of the unrecorded derivative was $0.4 million, $2.6 million and $2.3 million, or .02%, .09% and .07% of total assets for the years ended December 31, 2015, 2014 and 2013, respectively because of the large difference between the conversion prices and the Company’s stock price, (ii) the change in the fair value of the unrecorded conversion option would be an insignificant non-cash credit to the Consolidated Statements of Operations for each of the years presented, (iii) the policy election does not impact the Company’s debt covenants or management’s compensation,  (iv) the impact is non-cash and does not impact the Consolidated Statements of Cash Flows and (v) the fair value is subject to significant estimation as a level three instrument in the fair value hierarchy. Additionally, subsequent to December 31, 2015 and as disclosed in our Quarterly Report on Form 10-Q for the three and six months ended June 30, 2016, we redeemed in whole, the 6.25% debentures due March 2017 and the 5.60% debentures due June 2017, which eliminates the embedded derivative for these two issuances.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Summary Compensation Table, page 40

6.              We note that you have disclosed in the “Non-equity incentive plan compensation” column rather than the “Bonus” column amounts earned pursuant to the discretionary portion of your Short-Term Incentive Program, which is based on the “evaluation of the Corporation’s overall performance, shareholder value, stakeholder value, optimization initiatives, environmental, health & safety (EH&S) and other qualitative measures including leadership, commitment and overall effectiveness.” Please tell us your basis for disclosing these amounts in the “Non-equity incentive plan compensation” column. For guidance, refer to Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations. Alternatively, in future filings, please disclose these amounts in the “Bonus” column pursuant to Item 402(c)(2)(iv) of Regulation S-K.

Response to Comment No. 6

Item 402(a)(6)(iii) defines an incentive plan as “any plan providing compensation intended to serve as incentive for performance to occur over a specified period, whether such performance is measured by reference to financial performance of the registrant or an affiliate, the registrant’s stock price, or any other performance measure” (emphasis added). The preamble adopting this definition clarified that “an award would be considered ‘intended to serve as an incentive for performance to occur over a specified period’ if the outcome with respect to the relevant performance target is substantially uncertain at the time the performance target is established and the target is communicated to the executive. In contrast, a cash award based on satisfaction of a performance target that was not pre-established and communicated, or the outcome of which is not substantially uncertain, would be reportable in the Summary Compensation Table as a bonus.” The same considerations are evinced in Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations.

Awards under our annual incentive plan are determined by our Compensation Committee based on the Company’s performance against two specific financial metrics and a number of other more qualitative and strategic metrics relating to Company and individual performance. The latter group is described collectively in the proxy statement under the heading “discretionary” as it is not otherwise easily described — there are many different inputs and performance is not determined in a formulaic manner like the two specified financial metrics. However, in keeping an “incentive plan”, all of these performance goals are set and communicated at the beginning of the year.  For example, with respect to 2015, among the Company’s strategic objectives set early in the year and communicated to executives were deleveraging, cost reductions, investment in the fleet and credit upgrades. The Compensation Committee’s determination of the Company’s achievement in these areas was considered in awarding annual incentive bonuses for the named executive officers. Other objectives were more specific to the individual’s role such as, again in 2015, Mr. Ronan’s efforts in reshaping the Company’s balance sheet. The Company has not listed all of these goals as they are numerous and the determination of their achievement is much more subjective than with objective financial measures. However, these qualitative goals are as much a part of the annual incentive plan as are the financial metrics and the resulting awards to the executive officers are viewed in light of performance under all measures. In our future Proxy Statements that we file with the Commission, beginning with the Proxy statement relating to the Company’s 2017 annual meeting, we will not use the term “discretionary” and will instead use another term — such as “strategic and/or qualitative objectives.”

* * *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (617) 977-2400.

Sincerely,

/s/ Terrence Ronan
Terrence Ronan
Chief Financial Officer

cc:	James J. Moore, Jr.
President and Chief Executive Officer